UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14-A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to §240.14a-12

RELIABILITY INCORPORATED
(Name of Registrant as Specified In Its Charter)

JAY GOTTLIEB
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
	(1)	Title of each class of securities to which transaction applies:

	(2)	Aggregate number of securities to which transaction applies:

	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

	(4)	Proposed maximum aggregate value of transaction:

	(5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	(1)	Amount Previously Paid:

	(2)	Form, Schedule or Registration Statement No.:

	(3)	Filing Party:

	(4)	Date Filed:

NOTICE OF SPECIAL MEETING OF STOCKHOLDERRS

OF RELIABILITY INCORPORATED

TIME AND DATE	10:00A.M. Central Time, on Friday November 14, 2008

PLACE	Holiday Crown Plaza 14702 Park Row Houston, Texas 77079

ITEMS OF BUSINESS	• To elect five members to the Board of Directors, for a term of one year.
• To transact such other business as may properly become before the adjourned 2008 Special Meeting.

RECORD DATE	You can vote if you were a stockholder of record on September 16, 2008.

PROXY VOTING
It is important that your shares be represented and voted at the 2008 Special Meeting.  You can vote your shares by completing and returning your proxy card or by attending the 2008 Special Meeting.  See details under the heading “How do I vote?” in the “Questions and Answers about the 2008 Special Meeting and Voting” section of this Proxy Statement.

WHO IS REQUESTING YOUR PROXY?
Reliability Incorporated (the “Company”) has not had a Shareholders Meeting since 2005.  While a Special Meeting was called by the Company for October 23, 2008, its existing management did not seek proxies from its shareholders.  When such Meeting lacked a quorum, the Special Meeting was adjourned until the new November 14, 2008 Special Meeting date.  Jay Gottlieb (the “Solicitor”), the undersigned, the largest shareholder in the Company, has filed this Proxy Statement with the SEC so that he could seek election of a new Board of Directors and now solicits your vote in favor of a new management slate described herein.  The Board of Director of the Company makes no recommendation as to the slate of directors the Solicitor is proposing.

Based on a prior solicitation of proxies to no more than 10 Company shareholders, the undersigned Solicitor giving notice that the holders of more than 37% of the issued and outstanding shares of common are expected to vote in favor of the slate of candidates set out in Proposal 1 below. Pursuant to the provisions of Section 228 of the Texas Annotated  Laws and the Company's certificate of incorporation, such election of a new Board requires a quorum (1/2 of the outstanding common shares) to appear in person or vote by proxy at the shareholder meeting.   Approval requires the affirmative vote of a majority of such quorum.  Since, for purposes of achieving a quorum, current directors and officers of the Company holding approximately 3.9% of the outstanding shares have agreed to appear, a quorum will likely be present to vote on a new Board.  Given the foregoing, as described in more detail below, Proposal 1, will be adopted so long as at least 50% + 1 share of the needed majority quorum of voting shares vote in favor or Proposal 1.

JAY GOTTLIEB, Shareholder/Solicitor
November __, 2008

YOUR VOTE IS IMPORTANT. PLEASE VOTE PROMPTLY.

NOVEMBER __, 2008
PROXY STATEMENT

Introduction

This Proxy Statement, dated November ___, 2008, is furnished in connection with the 2008 Special Meeting of Shareholders of Reliability Incorporated (the "Company"), to be held November 14, 2008, (the “Special Meeting"), for the purposes set forth in the original meeting notice, at 10:00 A.M. at the Holiday Crown Plaza, 14702 Park Row, Houston, TX  77079.

This Proxy Statement is being mailed to shareholders on or about November ____, 2008 by Jay Gottlieb (the “Solicitor”).  Mr. Gottlieb’s phone number is (914) 275-6290.

The complete mailing address of the Company's principal executive office is P.O. Box 218690. Houston, Texas 77218-8690 and its phone number is (281) 492-0550.

Only shareholders of record at the close of business on September 16, 2008 are entitled to participate in the Special Meeting and any adjournments thereof. At that record date, the following voting shares of the Company were outstanding:

CLASS	SHARES OUTSTANDING
Voting Common Shares	6,335,965

Preferred Shares	-0-

Holders of all common shares will vote together as a single class on all matters expected to be acted on at the Special Meeting.  Since the Solicitor and certain like-minded shareholders, holding an aggregate 37% of the common shares of the Company, are expected to vote in favor of Proposal 1 here being considered at the Special Meeting, the Solicitor believes that (more likely than not) such Proposal will be approved.

At the date hereof, Solicitor has no knowledge of any business other than that described in the notice for the Special Meeting which will be presented for consideration at such Special Meeting.   In fact, the only matter that can be voted upon (since a Special Meeting) is the election of directors.

Very specifically, this Proxy Statement is being furnished to the holders of record on September 16, 2008 of the outstanding shares of common stock, no par value, of the Company.

The Company’s stock symbol [otcbb] is REAL.

Questions and Answers About the 2008 Special Meeting and Voting

Why did I receive these proxy materials?

The Solicitor is providing these proxy materials in connection with the solicitation of proxies to be voted at the Company’s 2008 Special Meeting of Stockholders.

You are invited to attend the Company’s 2008 Special Meeting on November 14, 2008, (the “Special Meeting"), for the specific election of directors purpose set forth in this notice, beginning at 10:00 A.M., Central Time, to be held at the Holiday Crown Plaza, 14702 Park Row, Houston, TX  77079.

Stockholders will be admitted to the Special Meeting beginning at 9:30 a.m., Central Time. Seating will be limited.

These proxy materials are being mailed on or about November __, 2008.

What do I need to attend the 2008 Special Meeting?

You will need a form of personal photo identification to enter the 2008 Special Meeting if you hold shares directly in your name as a stockholder of record.

If your shares are held beneficially in the name of a bank, broker or other holder of record and you plan to attend the 2008 Special Meeting, you must present proof of your ownership of the Company’s common stock, such as a bank or brokerage account statement and a form of personal photo identification to be admitted to the 2008 Special Meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the 2008 Special Meeting.

Who is entitled to vote at the 2008 Special Meeting?

Holders of the Company’s common stock at the close of business on September 16, 2008 are entitled to receive this Notice of 2008 Special Meeting and to vote their shares at the 2008 Special Meeting. As of that date, there were 6,335,965 shares of our common stock outstanding and entitled to vote. Each share of the Company’s common stock is entitled to one vote on each matter properly brought before the 2008 Special Meeting, in this,case, the election of directors.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

If your shares are registered directly in your name with the Company’s transfer agent, Computershare Inc., you are considered the "stockholder of record" for those shares. In that case, these proxy materials have been sent directly to you by the Transfer Agent.

 If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of shares held in street name. In that case, these proxy materials have been forwarded to you by your broker, bank or other holder of record who is considered the stockholder of record for those shares. As the beneficial owner, you have the right to direct your broker, bank or other holder of record on how to vote your shares by using the voting instruction card included in the mailing or by following their instructions for voting by mail, or in person.

How do I vote?

You may vote using either of the following methods:

By mail.  Be sure to complete, sign and date the proxy card and return it in the self-addressed, prepaid envelope. If you are a stockholder of record and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by that proxy as recommended by the Solicitor.

In Person at the Special Meeting.     All stockholders may vote in person at the 2008 Special Meeting. You may also be represented by another person at the 2008 Special Meeting by executing a proper proxy designating that person. If you are a beneficial owner of shares, you must obtain a legal proxy from your broker, bank or other holder of record and present it to the inspectors of election with your ballot to be able to vote at the 2008 Special Meeting.

However, even if you plan to attend the 2008 Special Meeting, we encourage you to complete, sign and date the proxy card and return it in the self-addressed, prepaid envelope to ensure that the required majority of outstanding shares of common stock entitled to vote at the 2008 Special Meeting is represented, in person or by proxy.

What can I do if I change my mind after I submit my proxy or voting instructions?

 If you are a stockholder of record, you can revoke your proxy before it is exercised at the 2008 Special Meeting by:

•	Delivering written notice of your revocation to:

Jay Gottlieb
30 Stoney Gate Oval
New Rochelle, New York 10804

•	Submitting a later dated proxy; or

•	Attending the 2008 Special Meeting and voting in person.

 If you are a beneficial owner of shares, you may submit new voting instructions by contacting your bank, broker or other holder of record.  You also may vote in person at the 2008 Special Meeting if you obtain a legal proxy as described in the answer to "How do I vote?" above.

All shares for which a proxy has been properly submitted and not revoked will be voted at the 2008 Special Meet-ing.

What shares are included on the proxy card?

If you are a stockholder of record, you will receive only one proxy card for all the shares you hold in certificate form or book-entry form.

If you are a beneficial owner, you will receive voting instructions and information regarding consolidation of your vote from your bank, broker or other holder of record.

What are the voting requirements to elect directors and can  any other business properly come before the 2008 Special Meeting?

The presence of the holders of a majority of the outstanding shares of common stock entitled to vote at the 2008 Special Meeting, present in person or represented by proxy, is necessary to constitute a quorum.  Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum.  A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

 A plurality of the votes cast is required for the election of directors.  This means that the director nominee with the most votes for a particular slot is elected for that slot. You may vote "for" or "withheld" with respect to the election of directors. Only votes "for" or "withheld" are counted in determining whether a plurality has been cast in favor of a director. Abstentions are not counted for purposes of the election of directors. If you are a beneficial owner, your bank, broker or other holder of record is permitted to vote your shares on the election of directors, even if the record holder does not receive voting instructions from you. Accordingly, broker non-votes will have no effect on the election of directors.

Each unrevoked proxy card properly completed, signed and received prior to the close of the 2008 Special Meeting will be voted as indicated. Unless otherwise specified on your proxy card, the shares represented by a signed proxy card will be voted FOR each director nominee named in PROPOSAL 1.

At the date this Proxy Statement went to press, the Solicitor did not know of any matters to be raised at the 2008 Special Meeting other than the election of directors referred to in this Proxy Statement. While other matters may be discussed, no vote may be taken since this is a Special Meeting whose notice only provided for the election of directors.

Who will pay for the cost of this proxy solicitation?

Jay Gottlieb (the “Solicitor”) will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by directors, officers or employees in person or by telephone, electronic transmission and facsimile transmission.

Who will count the vote?

The proxies will be checked against the Transfer Agent’s certified copy of the Company’s shareholders as of September 16, 2008, by the Company’s inspectors at the meeting.  Those in street name will be checked first to see that the letters from the brokers match the broker’s search report of September 16 as prepared for the Company by its transfer agent.  The inspectors will then count the valid votes and report at the meeting.

Proposal 1—Election of Directors

Director Nominees

The Bylaws of the Company provide for five members of the Board of Directors and any persons so elected will continue in office until his successor has been elected and qualified, or until his earlier death, resignation or retirement.

The current members of the Board are Larry Edwards, Thomas Langford, Philip Uhrhan, C. Lee Cooke, Jr. and David Kurland.  The Solicitor is not certain whether the current Board members will be standing for election at the 2008 Special Meeting, to hold office until the 2009 Annual Meeting of Stockholders.

In any event, Jay Gottlieb (the “Solicitor” and who beneficially owns approximately 15% of the common shares of the Company) seeks to elect the following slate of Directors to the Board: Jay Gottlieb, Michael Pearce, Gregg Schneider, Joshua Krum and Ron Gutterson.  The principal occupation and certain other information about these director nominees are set forth in the "Biographical Information of the Solicitor’s Candidate Directors” section of this Proxy Statement (below).

Reason Favorable Vote Is Sought By Solicitor for New Board Slate

•	Mr. Gottlieb (the “Solicitor”), a shareholder since 2006, has waited for management to increase shareholder value.
•	However, over the past seven (7) years, the value of the Company’s common shares has not increased.
•
In fact, during that period, the Company in the Solicitor’s judgment has basically degenerated to the point that it is essentially a shell corporation with only nominal cash and a stated plan of operation to seek to consummate a merger or business combination transaction.

•	Despite generally favorable market conditions over the period, the Company has neither consummated successfully any transaction nor generated any operating revenues.
•	In fact, the shareholder book value has declined at year-end 2000 from $27,000,000 to $48,000 as of June 30, 2007. The Solicitor believes that the Company needs a new management team.
•	If this slate is elected as the Solicitor expects, it will pursue the following plan of action:
▪	Seek approval of an amendment to the Company’s Certificate of Incorporation, increasing the authorized number of shares of Common Stock from 20,000,000 shares to 300,000,000 shares
▪	Take immediate steps to have a cash infusion made into the Company
▪	Reincorporating the Company in the State of Delaware
▪	Reducing the number of Board seats from 5 to 3

Biographical Information of the Solicitor’s Candidate Directors

The principal occupation and certain other information about the candidate members of the Board of Directors who are seeking election at the 2008 Special Meeting are set forth below.

Jay A. Gottlieb, 63, has been a private investor in various companies since 1998.  Mr. Gottlieb is involved in anal-ysis and investment in undervalued special situations and shell corporations.  He presently owns between 5% and 21% of 16 public companies and is a member of the Board of Directors of Golf Trust of America, Inc, (AMEX) and Spatializer Audio Technologies, Inc. (OTC).  From 1992 to 1998, Mr. Gottlieb was the editor of an investment service that analyzed and published extensive data on companies planning initial public offerings.  From 1977 to 1991, he was the President and Chairman of the Board of The Computer Factory, Inc. (NYSE), a nationwide organization involved in retail and direct sales, servicing and leasing of personal computers.  From 1969 to 1988, Mr. Gottlieb was President of National Corporate Sciences, Inc., a registered investment advisory service.  He holds a Bachelor of Arts from New York University.

Michael Pearce, 47, has been Chief Executive Officer and President of Golf Trust of America, Inc. (AMEX) since November 8, 2007.  Mr. Pearce has been a private investor in various companies since 2002, with emphasis in distressed securities of publicly traded entities.  From late 1999 through 2001, he served as Chief Executive Officer of iEntertainment Network. From 1996 to 1998, Mr. Pearce served as Senior Vice President of Sales and Marketing of publicly traded VocalTec Communications, later returning in 1999 in a consulting capacity to its Chairman on matters pertaining to strategic alternatives, business development and mergers and acquisitions.  From 1983 to 1996, he was employed in various technology industry management positions, including Senior Vice President of Sales and Marketing at Ventana  Communications, a subsidiary of Thomson Corporation; Vice President of Sales at Librex Computer Systems, a subsidiary of Nippon Steel; and National Sales Manager at Hyundai Electronics America.  From 1979 to 1983, Mr. Pearce attended Southern Methodist University.

Gregg Schneider, 32, is a private investor who specializes in undervalued publicly traded securities.  During the past fourteen years, Mr. Schneider has been an active dealer in numismatic items, specializing in U.S. rare coins and currency.  He attended two years of courses at UCLA and is involved in several charitable organizations.

Joshua Krom, 32, is the President of Realty Asset Management, LLC, a full service real estate company which has  specialized in acquiring and rapidly repositioning distressed properties with the goal of maximize its investors’ returns.  Mr. Krom has significant experience in the financial analysis of residential portfolios, retail, industrial and apartment buildings.  He is a member of some of the most prominent national Real Estate Owned organizations.  Prior to forming Realty Asset Management, LLC, Mr. Krom practiced real estate and corporate law.  He is a licensed attorney and real estate broker in California and a licensed real estate broker in Nevada.  Mr. Krom received his Juris Doctorate degree from Emory University School of Law where he was a Dean’s Honors recipient.  He graduated with High Honors from the University of California, Santa Barbara where he received a Bachelor of Arts Degree in Communications.

Ron Gutterson, 64, has for the last 14 years been President and Chief Operating Officer of Sage Solutions Inc., a New York based computer technology organization.  During this period, he has rendered technology services to the major Fortune 100 corporations of America in both the manufacturing, banking and brokerage industry.  For ten years prior, Mr. Gutterson was Vice President of Sales for the International Operations division of a major home furnishings convertor based out of New York.  He holds a B.S. in Economics and an MBA in Finance.

Vote Required

A plurality of votes cast is required for the election of directors. The Board of Directors consists of five seats if all director nominees are elected.  See “Director Nominees” section of this Proxy Statement as to the current composition of the Board of Directors and why the Solicitor seeks to elect this slate of candidate directors.

Role of the Board of Directors

The Board of Directors, which is elected by the stockholders, is the ultimate decision-making body of the Company, except with respect to those matters reserved to the stockholders.  It selects the senior management team, which is charged with the conduct of the Company's business. Having selected the senior management team, the Board acts as an advisor and counselor to senior management and ultimately monitors its performance.

THE SOLICITOR RECOMMENDS A VOTE FOR THE ELECTION OF THIS SLATE OF DIRECTOR NOMINEES TO THE BOARD OF DIRECTORS.

Supplemental Disclosures

Voting Securities; Beneficial Ownership of the Company's Common Stock

The Company's common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company's stockholders. Each share of common stock entitles the holder thereof to one (1) vote. As of September 16, 2008, approximately 6,335,965 shares of the Company's common stock were outstanding.  There are currently no outstanding shares of preferred stock nor options granted to any person.

The following table sets forth information at September 16, 2008, based on information obtained from the persons named below, with respect to the beneficial ownership of shares of common stock by (i) each person known by us to be the owner of more than 5% of the outstanding shares of common stock, (ii) each director, (iii) each Named Officer and (iv) all existing executive officer and directors of the Company as a group.

Director/Shareholder (1)	Common Stock Beneficially Owned (3), Approximate		Percent of Class

Larry Edwards (2)	224,985		3.55%
C. Lee Cooke, Jr. (2)	0	(4)	.0	% (4)
Thomas A. Langford (2)	20,000	(4)	.31	% (4)
Philip Uhrhan (2)	20,000	(4)	.31	% (4)
David C. Kurland (2)	0		0%
Jay Gottlieb (5)	940,220		14.84%
William Vlahos	616,000		9.72%
Minerva Group	457,000		7.21%
Gregg Schneider	412,500		6.51%
Directors, Management and 5% Shareholders as a Group (9 persons or entities)	2,690,705		42.45%

 (1)         Unless otherwise noted, the Solicitor believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

(2)          Current member of Board of Directors.

(3)          A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days have been exercised.

(4)          Each of Messrs. Cooke, Langford, and Uhrhan has options to acquire 15,000 shares, respectively.  Since not exercised prior to the record date, the Percent of Class calculation column excludes such options from their beneficial ownership calculation.

(5)          In addition, the Solicitor has contacted other investors who might join the group of supporting Shareholders.  The Solicitor believes, but can not be assured, that not less than an additional ___________ shares owned by other Company shareholders (or 15%) will participate for purpose of the quorum and vote in favor of the plan of action outlined above.

Committees of the Board of Directors

Assuming the slate of candidates is approved in the Special Meeting, the Company will in the future establish a new Audit Committee in accordance with Section 3(a)(58)(A) of the Exchange Act that will be comprised of a majority of "independent” directors as defined under pertinent securities rules.  Given, among other reasons, that the Company is not currently subject to the Sarbanes-Oxley Act requiring at least an Audit Committee should be appointed and be comprised of a majority of independent directors and the Solicitor has not yet gained control of the Company, the Solicitor has deferred such search at this time.

Once put in place, the Audit Committee, among other things, will determine engagement of the independent certified public accountants and review the scope and effect of the audit engagement.  If the Company at that time constitutes a “controlled company” as defined under the Sarbanes-Oxley Act, the Company will be exempt from being required to create a Compensation Committee or other committee(s) comprised of a majority of independent directors.

Fiduciary Responsibility of Management

The Solicitor’s counsel has advised the Solicitor that management has a fiduciary responsibility for the safekeeping and use of all company assets.  Accordingly, the Solicitor recognizes that if the slate of candidate Board members are elected, he and other member of then existing management is and will be accountable to each shareholder and required to exercise good faith and integrity with respect to our affairs.  (For example, management cannot commingle our property with that of any other person, including that of any current or future member of management.)  The SEC has stated that, to the extent any exculpatory or indemnification provision includes indemnification for liabilities arising under the Securities Act of 1933, it is the opinion of the SEC that this indemnification is contrary to public policy and, therefore, unenforceable.

Section 16(a) Beneficial Ownership Reporting Compliance

The Company is currently a reporting company under the Securities Exchange Act of 1934 (the “Act’).  Section 16(a) of the Act requires that officers and directors, and persons who beneficially own more than 10 percent of a registered class of equity securities of the Company, file certain reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than 10 percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

No Other Business Known

The Solicitor does not know of any other business that will be presented for consideration at the Special Meeting.  However, if any other business should come before the Special Meeting, the Solicitor will have discretion to act in accordance with its best judgment to the extent of proxies he possesses directly or indirectly.

Proxy for Special Meeting of Stockholders

This Proxy is Solicited on Behalf of Jay Gottlieb

The undersigned stockholder of Reliability Incorporated, a Texas corporation, hereby acknowledges receipt of the Notice of 2008 Special Meeting of Stockholders and Proxy Statement and hereby appoints Jay Gottlieb and Gregg Schneider as proxies, each with the power to appoint his or her substitute, and hereby authorizes each of them to represent and to vote, as designated below, all the shares of the Common Stock of Reliability Incorporated held of record by the undersigned on September 16, 2008 at the adjourned Special Meeting of Stockholders to be held November 14, 2008.

This proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder. If no direction is made, this proxy will be voted FOR each director nominee named in Proposal 1.

[Continued and to be signed on the reverse side.]

Address Change/Comments (Mark the corresponding box on the reverse side)

FOLD AND DETACH HERE

The Solicitor of this proxy recommends a vote FOR Proposal 1.	Please Mark Here for Address Change or Comments	☐
SEE REVERSE SIDE

1.
To elect the following directors to serve for a term of one year and until their successors are elected and qualified:

01 Jay Gottlieb
02 Michael Pearce
03 Gregg Schneider
04 Joshua Krom
05 Ron Gutterson
		FOR ALL ☐	WITHHOLD FOR ALL ☐	*EXCEPTIONS ☐
(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the “Exceptions” box above and write that nominee’s name in the space provided below.)
*Exceptions

2.
The Solicitor recommends a vote FOR the nominees listed in Proposal 1. This proxy, when properly executed, will be voted as specified above. IF NO SPECIFICATION IS MADE, THIS PROXY WILL BE VOTED FOR THE DIRECTOR NOMINEES LISTED IN PROPOSAL 1.

☐	I plan to attend the 2008 Special Meeting of Stockholders.

PLEASE RETURN YOUR EXECUTED PROXY TO JAY GOTTLIEB IN THE ENCLOSED SELF-ADDRESSED, POSTAGE PREPAID ENVELOPE

Signature	Signature	Dated:	November	,	, 2008

Signature:
Please Print Name:
Address:

Telephone:	(	)	-

Number of Common Shares Beneficially Owned As of September 16, 2008 Record Date: ____________

*   Please execute, fill in your telephone number, include the number of common shares in the Company you beneficially own and date, returning in the attached pre-addressed envelope.

NOTE: Please date this Proxy and sign it exactly as your name or names appear above. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If shares are held by a corporation, please sign in full corporate name by the President or other authorized officer. If shares are held by a partnership, please sign in partnership name by an authorized person.

FOLD AND DETACH HERE